Exhibit 99.32
FOR IMMEDIATE RELEASE – May 21, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES Q1 RESERVES UPDATE
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce the summary results of an updated reserve report, (the “Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of March 31, 2008. The properties evaluated in the Report are located in Oklahoma, New Mexico, Texas and Alberta. The Report was prepared for the purpose of evaluating the Company’s Petroleum and Natural Gas Reserves according to the Canadian Oil and Gas Evaluation Handbook (COGEH) with reserve definitions consistent with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities. In preparing the Report, Haas utilized the April 1, 2008 Summary of Price Forecasts as prepared by McDaniel & Associates Consultants Ltd., an excerpt of which is included below.
“Given the ongoing dramatic growth of Petroflow and rapidly changing price expectations, management believes it is important to provide this valuable information on a timely basis.” stated Petroflow’s CEO, John Melton.
SUMMARY HIGHLIGHTS
Petroflow is pleased to report the summary highlights of the Report in comparison to the status at December 31, 2007 with all dollar amounts in Canadian dollars unless otherwise stated (using a US dollar exchange rate of $USD 1.00 = $CAD 1.027).
The value of before tax proved and probable reserves (NPV 10%) increased from $358.1 million to $413.6 million, based on forecast prices, an increase of 15%. The Report also quantified the NPV 10% value of proved plus probable reserves using March 31, 2008 constant prices at $449.1 million.
The value of before tax proved reserves (NPV 10%) increased from $300.6 million to $347.5 million, based on forecast prices, an increase of 16%. The Report also quantified the NPV 10% value of proved reserves using March 31, 2008 constant prices at $373.3 million.
All reserves added during Q1 2008 can be attributed to successful drilling operations in the Company’s Hunton resource play in Oklahoma.
The Company focused its drilling efforts in the three month period on improving cash flow and thus concentrated on converting proved undeveloped (PUD) reserves into proven developed producing (PDP) reserves. As a consequence, as of March 31, 2008 proved plus probable reserves decreased slightly to 25.9 million boe from 26.2 million boe at December 31, 2007, a decrease of 1%, roughly equaling the Company’s production for the period. However with this focus, the company added almost one million boe to its PDP reserves mainly by drilling on PUD locations. Proved plus probable reserves using constant March 31, 2008 prices were 25.8 million boe.
Total proved reserves also decreased to 20.1 million boe at March 31, 2008 compared to 20.4 million boe at December 31, 2007, a decrease of 1%, again due to the reasons discussed above. Total proved reserves using constant March 31, 2008 prices were also 20.1 million boe.
Mr. Melton added, “During the development of a resource play such as the Hunton, there will be periods where large quantities of PUD reserves are added, followed by periods where those PUD reserves are converted to PDP reserves. Petroflow’s drilling results are on plan and as expected, this trend will continue. We also expect to develop new Hunton project areas both within and outside our Farmout properties and in so doing anticipate increasing both our proved and probable reserves.”

The following tables provide additional information regarding the reserves and applicable net present values.
Summary of Oil and Gas Reserves
Forecast Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.*	n.r.i.**	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,670	1,353	1,871	1,497	32,398	26,265
Proved Developed Non Producing	243	197	296	237	3,151	2,563
Proved Undeveloped	862	694	2,996	2,397	37,615	30,153

Total Proved	2,775	2,244	5,163	4,131	73,164	58,981

Probable	657	527	2,253	1,802	16,942	13,571

Grand Total	3,432	2,771	7,416	5,933	90,106	72,552

*w.i.	refers to working interest reserves

**n.r.i.	refers to net revenue interest (after royalty) reserves
Net Present Values of Future Net Revenues
Forecast Prices and Costs

	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	370,394	264,360	205,955	169,363
Proved Developed Non Producing	49,127	31,004	22,818	18,144
Proved Undeveloped	307,674	186,665	118,761	76,820

Total Proved	727,195	482,029	347,534	264,326

Probable	177,286	106,286	66,061	41,384

Grand Total	904,481	588,315	413,595	305,710

Summary of Oil and Gas Reserves
Constant Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.	n.r.i.	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,639	1,327	1,871	1,497	32,186	26,115
Proved Developed Non Producing	243	197	296	237	3,114	2,529
Proved Undeveloped	861	693	2,996	2,397	37,578	30,122

Total Proved	2,743	2,217	5,163	4,131	72,878	58,766

Probable	657	527	2,253	1,802	16,942	13,570

Grand Total	3,400	2,744	7,416	5,933	89,820	72,336

*w.i.	refers to working interest reserves

**n.r.i.	refers to net revenue interest (after royalty) reserves

Net Present Values of Future Net Revenues
Constant Prices and Costs

	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	372,893	275,205	217,800	180,366
Proved Developed Non Producing	47,720	32,096	24,306	19,573
Proved Undeveloped	313,368	198,567	131,151	88,124

Total Proved	733,981	505,868	373,257	288,063

Probable	187,201	117,113	75,838	49,747

Grand Total	921,182	622,981	449,095	337,810

Summary of Pricing Assumptions
As of April 1, 2008

	WTI	Natural Gas	Natural Gas Liquids
	Cushing	Henry Hub
	($US/bbl)	($US/mmbtu)	($US/gal)

2008 Forecast Prices	97.50	9.35	1.39

March 31, 2008 Constant Prices	101.60	9.36	1.45
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.